Exhibit 99.1

DouYu International Holdings Limited Reports First Quarter 2020 Unaudited Financial Results

WUHAN, China, May 26, 2020 /PRNewswire/ — DouYu International Holdings Limited (“DouYu” or the “Company”) (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Financial and Operational Highlights

•	Total net revenues for the first quarter of 2020 increased by 53.0% to RMB2,278.0 million (US$321.1 million) from RMB1,489.1 million in the same period of 2019.

•

Gross profit in the first quarter of 2020 increased by 139.2% to RMB485.9 million (US$68.5 million) from RMB203.1 million in the same period of 2019, implying a gross margin of 21.3% in the first quarter of 2020, compared with 13.6 % in the same period of 2019.

•

Net income in the first quarter of 2020 was RMB254.5 million (US$35.9 million), compared with RMB18.2 million in the same period of 2019, implying a net margin of 11.2%, compared with 1.2% in the same period of 2019.

•

Adjusted net income[1] in the first quarter of 2020 was RMB296.9 million (US$41.9 million), compared with RMB35.3 million in the same period of 2019, implying an adjusted net margin of 13.0% in the first quarter of 2020, compared with 2.4% in the same period of 2019.

•	Average MAUs[2] in the first quarter of 2020 were 158.1 million, compared to 159.2 million in the same period of 2019.

•	Average mobile MAUs in the first quarter of 2020 increased by 15.3% to 56.6 million from 49.1 million in the same period of 2019.

•	Quarterly average paying user count in the first quarter of 2020 increased by 26.2% to 7.6 million from 6.0 million in the same period of 2019.

Mr. Shaojie Chen, Chief Executive Officer of DouYu, commented, “We are pleased to announce that DouYu continued to build a diversified eSports-centric content platform while delivering solid financial and operational results in the first quarter of 2020. Our revenues reached RMB2.28 billion in this quarter, outperforming the high-end of our guidance. Our margins also hit a record high, with our gross margin increasing to 21.3% and our adjusted net margin reaching 13.0%. In addition, our paying user count continued to show strong growth and reached 7.6 million in the period. We believe that by leveraging our efficient operations and accelerating our resource deployment along the upstream and downstream segments of the eSports value chain, our platform will continue to maintain a solid growth trajectory going forward.”

[1]

“Adjusted net income” is defined as net income adding back share-based compensation expenses, share of income (loss) in equity method investments, and impairment loss of investments. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.

[2]

Refers to the average total MAUs during a given period of time calculated by dividing (i) the sum of active users, including active PC users and active mobile users for each month of such period, by (ii) the number of months of such period. MAUs refers to the number of active users, including active PC users and active mobile users in a given month. Active users refers to users who visited the Company’s platform through PC or mobile app at least once in a given period; the number of active PC users is measured as the number of independent cookies generated by the Company’s website when users visited the Company’s platform through PC in a given period, and the number of active mobile users is measured as the number of mobile devices that launched the Company’s mobile apps in a given period. The number of active users is calculated by treating each distinguishable independent cookie or mobile device as a separate user even though some individuals may access the Company’s platform with more than one independent cookie or using more than one mobile device and multiple individuals may access the Company’s services with the same independent cookie or using the same mobile device.

Mr. Hao Cao, Vice President of DouYu, commented, “Our first quarter financial performance continued to exceed our expectations. Our revenue maintained its rapid growth as the result of our efficient operational strategy, while our platform’s profitability also improved steadily. Looking ahead, we plan to continue to strengthen our operational efficiency and remain dedicated to generating sustainable long-term shareholder value.”

First Quarter 2020 Financial Results

Total net revenues in the first quarter of 2020 increased by 53.0% to RMB2,278.0 million (US$321.1 million) from RMB1,489.1 million in the same period of 2019, primarily driven by the increase in live streaming and advertising revenues.

Live streaming revenues in the first quarter of 2020 increased by 56.0% to RMB2,113.0 million (US$297.9 million) from RMB1,354.1 million in the same period of 2019. This increase was primarily driven by the following: 1) the Company’s continuous efforts to develop and optimize its interactive platform features, which help to further strengthen the user-streamer interactions, and thus develop the user’s willingness to pay and increase user’s payment frequency; 2) improvements in management and monetization efficiency of mid-tier streamers as a result of closer cooperation with talent agencies; and 3) the ongoing monetization events of the Company, which have further boosted the revenue contribution from the daily operations on our platform.

Advertising and other revenues in the first quarter of 2020 increased by 22.2% to RMB165.0 million (US$23.2 million) from RMB135.0 million in the same period of 2019, primarily attributable to the Company’s improving brand awareness and the corresponding increase in demand from game advertisers.

Cost of revenues in the first quarter of 2020 increased by 39.4% to RMB1,792.2 million (US$252.6 million) from RMB1,286.0 million for the same period of 2019, primarily due to the increase in revenue sharing fees and content costs.

Revenue sharing fees and content costs in the first quarter of 2020 increased by 47.5% to RMB1,574.8 million (US$222.0 million) from RMB1,067.4 million in the same period of 2019. This increase was primarily explained by: 1) increases in revenue sharing fees, which were basically in line with increases in total net revenues, and 2) increases in content costs attributable to the Company’s investments in eSports-related and self-produced content.

Bandwidth costs in the first quarter of 2020 decreased slightly by 5.8% to RMB152.9 million (US$21.6 million) from RMB162.3 million in the same period of 2019, primarily due to improved bandwidth utilization efficiency as a result of the Company’s proactive management of user traffic during peak usage times as well as in-house technology upgrades.

Gross profit in the first quarter of 2020 increased by 139.2% to RMB485.9 million (US$68.5 million) from RMB203.1 million in the same period of 2019. Gross margin in the first quarter of 2020 expanded to 21.3% from 13.6% in the same period of 2019.

Sales and marketing expenses in the first quarter of 2020 decreased by 13.1% to RMB107.4 million (US$15.1 million) from RMB123.6 million in the same period of 2019, primarily attributable to the exemption of government-mandated social security contribution, and reduced office, travel and welfare expenses during the work-from-home period after COVID-19 outbreak.

Research and development expenses in the first quarter of 2020 increased by 17.0% to RMB92.9 million (US$13.1 million) from RMB79.4 million in the same period of 2019, mainly due to increased investment in the development of new interactive product features as well as higher share-based compensation expenses, partially offset by exemption of government-mandated social security contribution, and reduced office, travel and welfare expenses during the work-from-home period after COVID-19 outbreak.

General and administrative expenses in the first quarter of 2020 increased by 33.3% to RMB84.6 million (US$11.9 million) from RMB63.5 million in the same period of 2019, mainly due to higher share-based compensation expenses, partially offset by exemption of government-mandated social security contribution, and reduced office, travel and welfare expenses during the work-from-home period after COVID-19 outbreak.

Other operating income, net in the first quarter of 2020 increased by 11.4% to RMB16.6 million (US$2.3 million) from RMB14.9 million in the same period of 2019.

Operating income in the first quarter of 2020 was RMB217.6 million (US$30.7 million), compared with an operating loss of RMB48.4 million in the same period of 2019.

Adjusted operating income3 in the first quarter of 2020, which adds back share-based compensation expenses, was RMB259.5million (US$36.6 million), compared with an adjusted operating loss of RMB30.6 million in the same period of 2019.

Income tax expenses in the first quarter of 2020 and 2019 were nil due to the Company’s cumulative net losses and the resulting tax loss carryforward.

Net income in the first quarter of 2020 was RMB254.5 million (US$35.9 million), compared with RMB18.2 million in the same period of 2019.

[3]

“Adjusted operating income” is defined as operating income adding back share-based compensation expenses. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.

Adjusted net income in the first quarter of 2020, which excludes share-based compensation expenses, share of income in equity method investments, and impairment loss of investments, was RMB296.9 million (US$41.9 million), compared with RMB35.3 million in the same period of 2019, implying an adjusted net margin of 13.0% for the first quarter of 2020.

Basic and diluted net income per ADS4 in the first quarter of 2020 were RMB0.82 (US$0.12) and RMB0.79 (US$0.11) respectively. Adjusted basic and diluted net income per ADS in the first quarter of 2020 were RMB0.95 (US$0.13) and RMB0.95 (US$0.13) respectively.

Business Outlook

The Company expects its total net revenues to be in the range of RMB2,360 million to RMB2,410 million in the second quarter of 2020, representing a year-over-year growth between 26.0% and 28.7%. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

[4]	Every ten ADSs represent one ordinary share.

Conference Call Information

The Company will hold a conference call on Tuesday, May 26, 2020 at 8:00 am Eastern Time (or 8:00 pm Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061

United States Toll Free:	1-888-317-6003

Mainland China Toll Free:	4001-206115

Hong Kong Toll Free:	800-963976

Singapore Toll Free:	800-120-5863

Conference ID:	4329233

The replay will be accessible through June 2, 2020, by dialing the following numbers:

International:	1-412-317-0088

United States Toll Free:	1-877-344-7529

Conference ID:	10144378

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.douyu.com/.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming. DouYu’s platform brings together a deep pool of top live streamers. By providing a sustainable streamer development system built on advanced technology infrastructure and capabilities, DouYu helps ensure a consistent supply of quality content. Through collaborations with a variety of participants across the eSports value chain, the Company has gained coveted access to a wide variety of premium eSports content, which further attracts viewers and enhances user experience. For more information, please see http://ir.douyu.com/.

Use of Non-GAAP Financial Measures

Adjusted operating income (loss) is calculated as operating income (loss) adjusted for share-based compensation expenses. Adjusted net income is calculated as net loss adjusted for share-based compensation expenses, share of income (loss) in equity method investments and impairment loss on investments. Adjusted net income attributable to DouYu is calculated as net income attributable to DouYu adjusted for share-based compensation expenses, share of income (loss) in equity method investments and impairment loss of investments. Adjusted basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The Company adjusted the non-cash impact of (i) share-based compensation expenses, (ii) share of income (loss) in equity method investments and (iii) impairment loss of investments to understand and evaluate the Company’s core operating performance. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0942 to US$1.00, the noon buying rate in effect on March 27, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on March 31, 2020, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. The announced results of the fourth quarter and full year 2019 are preliminary and subject to audit adjustments. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Mao Mao

DouYu International Holdings Limited

Email: ir@douyu.tv

Phone: +1 (646) 224-6934

Xinran Rao

ICR, Inc.

Email: DouYu.IR@icrinc.com

Phone: +1 (646) 224-6934

Media Relations Contact

Iris Ding

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Phone: +1 (646) 308-1475

Edmond Lococo

ICR, Inc.

Email: DouYu.PR@icrinc.com

Phone: +1 (646) 308-1475

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of March 31
	2019	2020	2020
	RMB	RMB	US$(1)
ASSETS
Current assets
Cash and cash equivalents	8,091,990	7,948,968	1,120,488
Restricted cash	42,903	42,903	6,048
Accounts receivable, net(2)	188,100	203,020	28,618
Prepayments(2)	50,304	49,248	6,942
Amounts due from related parties	24,044	39,578	5,579
Other current assets	204,310	284,137	40,052

Total current assets	8,601,651	8,567,854	1,207,727
Property and equipment, net	38,909	34,834	4,910
Intangible assets, net	198,057	193,581	27,287
Investments	225,534	279,430	39,389
Goodwill	30,973	31,189	4,396
Right-of-use assets, net(3)	—	89,526	12,620
Other non-current assets	8,547	17,070	2,406

Total non-current assets	502,020	645,630	91,008

TOTAL ASSETS	9,103,671	9,213,484	1,298,735

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)
LIABILITIES
Current liabilities
Accounts Payable	890,039	1,136,387	160,185
Advances from customers	17,135	17,108	2,412
Deferred revenue	195,983	190,201	26,811
Accrued expenses and other current liabilities	392,347	366,789	51,703
Amounts due to related parties	298,733	244,706	34,494
Lease liabilities due within one year(3)	—	37,553	5,292

Total current liabilities	1,794,237	1,992,744	280,897
Lease liabilities(3)	—	44,591	6,286
Deferred revenue	46,070	43,447	6,124

Total non-current liabilities	46,070	88,038	12,410

TOTAL LIABILITIES	1,840,307	2,080,782	293,307

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0942 to US$1.00, the noon buying rate in effect on Mar 27, 2020, in the H.10 statistical release of the Federal Reserve Board.

(2)

The Group adopted Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” on January 1, 2020 with modified retrospective method, which do not have a significant impact on the consolidated financial statements.

(3)

The Group adopted Accounting Standards Update (“ASU”) 2016-02, “Leases (Topic 842)” and its amendments on January 1, 2020 with modified retrospective method. The major impact of the standard is that assets and liabilities amounting to RMB97.7 million and RMB87.5 million, respectively, are recognized beginning January 1, 2020 for leased offices with terms of more than 12 months.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of March 31
	2019	2020	2020
	RMB	RMB	US$(1)
Shareholders’ equity
Ordinary shares	22	22	3
Treasury shares	(168,567)	(695,098)	(97,981)
Additional paid-in capital	10,324,278	10,377,300	1,462,787
Accumulated deficit	(3,348,718)	(3,088,268)	(435,323)
Accumulated other comprehensive income	434,894	534,414	75,331

Total DouYu Shareholders’ equity	7,241,909	7,128,370	1,004,817
Non-controlling interests	21,455	4,332	611

Total Shareholders’ Equity	7,263,364	7,132,702	1,005,428

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY	9,103,671	9,213,484	1,298,735

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0942 to US$1.00, the noon buying rate in effect on Mar 27, 2020, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2019	2019	2020	2020
	RMB	RMB	RMB	US$(1)
Net Revenues	1,489,124	2,062,902	2,278,035	321,112
Cost of revenues	(1,285,996)	(1,687,729)	(1,792,181)	(252,626)

Gross profit	203,128	375,173	485,854	68,486
Operating expenses (2)
Sales and marketing expenses	(123,569)	(134,118)	(107,357)	(15,133)
General and administrative expenses	(63,459)	(76,433)	(84,580)	(11,922)
Research and development expenses	(79,421)	(100,200)	(92,888)	(13,094)
Other operating income, net	14,886	59,675	16,578	2,337

Total operating expenses	(251,563)	(251,076)	(268,246)	(37,812)

Income (Loss) from operations	(48,435)	124,097	217,608	30,674
Other expenses, net	(113)	(7,900)	(10,018)	(1,412)
Foreign exchange gains	32,045	—	—	—
Interest Income, net	33,952	47,861	45,044	6,349

Income before income taxes	17,449	164,058	252,634	35,611
Income tax expenses	—	—	—	—
Share of income (loss) in equity method investments	702	(6,617)	1,892	267

Net income	18,151	157,441	254,526	35,878
Less: Net loss attributable to non-controlling interest	(604)	(4,158)	(5,924)	(835)

Net income attributable to DouYu	18,755	161,599	260,450	36,713

Net income per ordinary share
Basic	0.67	4.95	8.18	1.15
Diluted	0.64	4.75	7.90	1.11
Net income per ADS(3)
Basic	—	0.50	0.82	0.12
Diluted	—	0.48	0.79	0.11
Weighted average number of ordinary shares used in calculating net income per ordinary share
Basic	8,063,790	32,649,653	31,848,831	31,848,831
Diluted	29,380,734	33,989,356	32,976,034	32,976,034
Weighted average number of ADS used in calculating net income per ADS(2)
Basic	—	326,496,531	318,488,308	318,488,308
Diluted	—	339,893,557	329,760,341	329,760,341

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0942 to US$1.00, the noon buying rate in effect on Mar 27, 2020, in the H.10 statistical release of the Federal Reserve Board.

(2)	Share-based compensation expenses was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2019	2019	2020	2020
	RMB	RMB	RMB	US$(1)
Research and development expenses	—	5,035	5,563	784
Sales and marketing expenses	—	2,620	1,174	165
General and administrative expenses	17,830	9,698	35,114	4,950

(3)	Every ten ADSs represent one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2019	2019	2020	2020
	RMB	RMB	RMB	US$(1)
Income (Loss) from operations	(48,435)	124,097	217,608	30,674
Add:
Share-based compensation expenses	17,830	17,353	41,850	5,899

Adjusted Operating income (loss)	(30,605)	141,450	259,458	36,573

Net income	18,151	157,441	254,526	35,878
Add:
Share-based compensation expenses	17,830	17,353	41,850	5,899
Share of income (loss) in equity method investments	(702)	6,617	(1,892)	(267)
Impairment loss of investment	—	4,975	2,446	345

Adjusted net income	35,279	186,386	296,931	41,855

Net income attributable to DouYu	18,755	161,599	260,450	36,713
Add:
Share-based compensation expenses	17,830	17,353	41,850	5,899
Share of income (loss) in equity method investments	(702)	6,617	(1,892)	(267)
Impairment loss of investment	—	4,975	2,446	345

Adjusted net income attributable to DouYu	35,883	190,544	302,855	42,690

Adjusted net income per ordinary share
Basic	2.79	5.84	9.51	1.34
Diluted	1.28	5.84	9.51	1.34
Adjusted net income per ADS(2)
Basic	—	0.58	0.95	0.13
Diluted	—	0.58	0.95	0.13
Weighted average number of ordinary shares used in calculating adjusted net income per ordinary share
Basic	8,063,790	32,649,653	31,848,831	31,848,831
Diluted	27,969,895	32,649,653	31,848,831	31,848,831
Weighted average number of ADS used in calculating net income per ADS(2)
Basic	—	326,496,531	318,488,308	318,488,308
Diluted	—	326,496,531	318,488,308	318,488,308

(1)

Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0942 to US$1.00, the noon buying rate in effect on Mar 27, 2020, in the H.10 statistical release of the Federal Reserve Board.

(2)	Every ten ADSs represent one ordinary share.